WHX CORP. ANNOUNCES COMPLETION OF TENDER OFFER AND WAIVER
         OF ALL CONDITIONS; NOW OWNS 13.5% OF DYNAMICS CORP. OF AMERICA


         New York -- June 16, 1997 -- WHX Corporation (NYSE: WHX) announced today that its cash tender offer for any and all shares of Dynamics Corp. of America (NYSE:DYA) expired, as scheduled, at midnight on Friday, June 13, 1997. At that time, 406,579 shares of Dynamics Corp. of America common stock were validly tendered. In accordance with the terms of the tender offer, WHX has waived all of the conditions to the offer and accepted for payment at a price of $56 per share all of those shares. Consequently, WHX now owns an aggregate of 516,440 (13.5%) of the outstanding shares of common stock of Dynamics Corp. of America.